


06016858

RECEIVED
2006 SEP 15 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 7, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 122/2006**

  Subject: Notification a debentures issue

  Date: September 7, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 7, 2006

RECEIVED
2006 SEP 15 A 8: 44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIS-CP 122/2006

September 7, 2006

Subject: Notification a debentures issue by Advanced Info Service Plc ("the Company")

To: The President
The Stock Exchange of Thailand

We would like to inform you that at Extraordinary Shareholder Meeting No. 1/2006 held on August 8, 2006, a resolution was passed to approve the procurement of funds for the Company to provide capital for investment in expansion of the network system, repay debentures due to be redeemed and allot working capital to the Company. The Company will procure funds by borrowing money and/or issuing and offering debentures in an amount not more than Baht 25,000 million or its equivalent in other currencies.

The Company has completed the procurement of funds by issuing and offering three tranches of unsubordinated and unsecured debentures with a debenture holders' representative in the total amount of Baht 11,427.10 million, at a par value of Baht 1,000 per unit. The details are as follows:

	No.1/2006, Tranche 1 (AIS099A)	No.1/2006, Tranche 2 (AIS119A)	No.1/2006, Tranche 3 (AIS139A)
Amounts	Baht 3,427.10 million	Baht 4,000 million	Baht 4,000 million
Tenor	3 years	5 years	7 years
Interest rate	5.80% per annum	5.90% per annum	6.00% per annum
Issuance date	September 7, 2006	September 7, 2006	September 7, 2006
Maturity date	September 7, 2009	September 7, 2011	September 7, 2013
Allotment	Institutional investors and the Company's existing debenture holders	Institutional investors	Institutional investors

Debenture holders' representative and Registrar: Thai Military Bank Plc.
Credit rating: "AA" by TRIS Rating Co., Ltd.
Secondary Market: The Thai Bond Market Association (ThaiBMA)